UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 12, 2022

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 12, 2022, announcing STMicroelectronics' 2022 Capital Markets Day event, in which it will present details on its strategy, key market trends and growth opportunities, developments in manufacturing, technology and products, ESG sustainability strategy and value creation.

PR No: C3089C

STMicroelectronics Outlines Path to $20B+ Revenue Ambition at

Capital Markets Day

•       Leverage early focus on Smart Mobility, Power and Energy Management, and IoT & Connectivity

•       Build on strength of Integrated Device Manufacturer model, customer relationships and established end-market and application strategy

Geneva, May 12, 2022 – STMicroelectronics (NYSE:STM), a global semiconductor leader serving customers across the spectrum of electronics applications, today will host its Capital Markets Day in Paris, France.

The event and live webcast will feature an introduction from President and Chief Executive Officer Jean-Marc Chery and presentations from executive management, who will share details on ST’s strategy, key market trends and growth opportunities, developments in manufacturing, technology and products, ESG sustainability strategy and value creation.

The summary table below includes the Company’s expectations regarding its previously disclosed sales and operating plan for full year 2022 revenues and the newly issued ambition for 2025-27 to be shared at today’s event.

	FY 2022 Plan	FY 2025-27 Ambition
Revenues	$14.8B- $15.3B	$20B+
Gross Margin	~46%	~50%
Operating Margin	24% - 26%	>30%
EBITDA Margin	-	>40%
Free Cash Flow*	>$700M	>25%

*Non-U.S. GAAP measure.

Financials assume a currency exchange rate of approximately $1.12 = €1.00.

Within the framework of an unchanged value proposition focused on sustainable and profitable growth, providing differentiating enablers to customers and with a strong commitment to sustainability, ST will leverage its early focus on three long-term enablers: smart mobility, power and energy management, and IoT & connectivity.

ST’s $20B+ revenue ambition will build on the strength of the Company’s Integrated Device Manufacturer model and customer relationships and will be based on its established end-market and application strategy, focused on Industrial and Automotive as a broad range leader and selective leadership positions in Personal Electronics and Communications Equipment, Computers & Peripherals.

This revenue ambition is anticipated to be driven by: 1) the Company’s core business, leveraging ST’s technology and market leadership, expected to grow in line with its established market; and 2) high growth areas, within or adjacent to ST’s core business, where the Company has or targets market leadership and is investing in technology, talent, product development and manufacturing.

Capital Markets Days topics and presenters:

•	Introduction – Jean-Marc Chery, President & CEO
•	Automotive and discrete products and business opportunities – Marco Monti, President, Automotive and Discrete Product Group (ADG)
•	Analog, MEMS and sensors products and business opportunities – Marco Cassis, President, Analog, MEMS and Sensors Group (AMS), Head of ST’s Strategy, System Research and Applications, Innovation Office
•	Microcontrollers and RF communications products and business opportunities – Remi El-Ouazzane, President, Microcontrollers and Digital ICs Group (MDG)
•	Manufacturing and technology – Orio Bellezza, President, Technology, Manufacturing, Quality and Supply Chain
•	ESG sustainability strategy – Rajita D’Souza, President, Human Resources and Corporate Social Responsibility
•	Financial overview – Lorenzo Grandi, President, Finance, Purchasing, ERM & Resilience, Chief Financial Officer

The Company will webcast live its 2022 Capital Markets Day meeting from Paris, France, on Thursday, May 12, from 9:00 a.m. to 1:15 p.m. Central European Time (CET) / 3:00 a.m. to 7:15

a.m. U.S. Eastern Time (ET).

The live webcast featuring video, audio and presentation slides will be accessible at ST’s website, cmd.st.com. All presentation materials can also be downloaded from the website immediately prior to the start of the webcast and a recording of the event will be made available on the website after the conclusion of the event.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•	customer demand that differs from projections;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts, (including the military conflict between Russia and the Ukraine), social unrest, labor actions, or terrorist activities;

•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	legal, political and economic uncertainty surrounding Brexit may be a continued source of instability in international markets and currency exchange rate volatility and may adversely affect business activity, political stability and economic conditions and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);
•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the COVID-19 pandemic in locations where we, our customers or our suppliers operate;

•        increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our commitment to be carbon neutral by 2027;

•	potential loss of key employees and potential inability to recruit and retain qualified employees as a result of the COVID-19 pandemic, remote-working arrangements and the corresponding limitation on social and professional interaction;
•	the duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and

•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risks are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2021 as filed with the SEC on February 24, 2022. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other risks or uncertainties listed under “Item 3. Key Information — Risk Factors” from time to time in our Securities and Exchange Commission filings, could have a material adverse effect on our business and/or financial condition.

About STMicroelectronics

At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and connectivity. ST is committed to becoming carbon neutral by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	May 12, 2022	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience